Filed by One Madison Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: One Madison Corporation

Commission File No. 001-38348

Date: April 23, 2019

On April 23, 2019, in connection with the previously announced business combination pursuant to which One Madison Corporation (the “Company”) will acquire all of the issued and outstanding equity interests of Rack Holdings, Inc. (“Rack Holdings”) and its wholly owned subsidiary, Ranpak Corp. (“Ranpak”), the Company issued a press release announcing certain preliminary unaudited financial results of Rack Holdings for the quarter ended March 31, 2019. A copy of the press release is set forth below.

One Madison Corporation Announces Preliminary 2019 1Q Results for Ranpak

NEW YORK, NY, April 23, 2019 – One Madison Corporation (NYSE: OMAD, OMAD.U, OMAD.WS) (“One Madison”) today announced unaudited preliminary first quarter 2019 results for Rack Holdings Inc. (“Rack Holdings”), holding company of Ranpak Corp. (“Ranpak” or the “Company”). Rack Holdings’ unaudited preliminary first quarter highlights, compared to first quarter 2018, in each case on a non-GAAP constant currency basis, include:

●	Net sales increased 12% year over year to $66.5 million, driven by 8% growth in systems placement and strength across Cushioning, Wrapping, and Void-Fill product lines

●	Gross profit increased 9% year over year to $28.3 million due to higher sales and slightly offset by higher input costs

●	Accelerated investment in R&D by nearly 100% year over year in response to identified growth opportunities

●	Pro forma Adjusted EBITDA increased 8% year over year to $19.4 million

●	Reiterate 2019 expectations of $289mm in net sales and $95mm of Pro forma Adjusted EBITDA

●	Anticipated closing of One Madison-Ranpak business combination in Q2 2019

Unaudited Preliminary Consolidated First Quarter 2019 Results (Presented on a Non-GAAP Constant Currency Basis)
$ in 000’s	Three Months Ended March 31,
	2019	2018	% Change
Net sales(1)	$66,548	$59,501	12%
Cost of sales(1)	38,221	33,618	14%
Gross profit(1)	28,327	25,883	9%
Research and development(1)	881	442	99%
Pro forma Adjusted EBITDA(1)	$19,425	$18,069	8%
Capital Spend(1)	(6,725)	(6,104)	10%
Protective Packaging Systems Installed Base	98,538	91,612	8%

(1)	See “Use of Non-GAAP Financial Metrics” for reconciliations of each non-GAAP metric to the nearest GAAP equivalent.

The increase in first quarter net sales was driven by strong growth in Cushioning and Wrapping product lines as well as growth in Void-Fill, slightly offset by a decline in the e3neo/End of Line Automation product line. The first quarter is typically the smallest contributor to annual Net sales and Adjusted EBITDA as many of Ranpak’s end users experience greater demand for their products to be shipped in the second half of the year. Historically, as the year progresses, quarterly sales volumes continually increase through the year into the fourth quarter providing the Company with greater operating leverage and a higher margin profile in the second half of the year. Beginning in the second quarter of 2018, Ranpak invested in the business by adding key new roles in senior management including a Managing Director of Americas and a Global Director of e-Commerce, as well as hiring a new VP of Global Marketing & Product Development to further drive growth. The Company continued investing in the business in first quarter of 2019 through the acceleration of R&D in response to near-term growth opportunities it has identified in the market. Given the timing of these investments, we expect the second half of 2019 to result in a stronger margin profile and higher growth rate in Adjusted EBITDA. We are excited about Ranpak’s growth prospects and reiterate our 2019 guidance of $289 million in expected net sales and $95 million of expected Adjusted EBITDA on a constant currency basis.

Upon the consummation of the previously announced business combination, Rack Holdings will become a wholly-owned subsidiary of One Madison and One Madison will be re-named “Ranpak Holdings Corp.” The business combination is expected to close in the second quarter of 2019.

Omar Asali, One Madison’s Chairman and Chief Executive Officer, said: “Ranpak continues to make tremendous progress. These preliminary first quarter results provide ample evidence of Ranpak’s sound financial footing and potential for growth. We look forward to building on this success, and expanding on Ranpak’s business, following the closing of our transaction.” Mr. Asali will become the Executive Chairman of the Board of Directors of the combined company upon the closing of the business combination.

Mark Borseth, Ranpak’s Chief Executive Officer, added: “We are excited about our 2019 first quarter results. The whole team at Ranpak has done a terrific job and we are excited to begin our new chapter with the help of Omar and the entire One Madison team.” Mr. Borseth will become the Chief Executive Officer of the combined company upon the closing of the business combination.

One Madison plans to report first quarter 2019 results for Rack Holdings following the consummation of the business transaction. As the financial information presented above is preliminary, such information remains subject to change, and any changes would be reflected in such report of Rack Holdings’ first quarter 2019 results.

USE OF NON-GAAP FINANCIAL METRICS

The unaudited preliminary financial information presented above consists of Non-GAAP financial metrics, as it is calculated on a constant currency basis, by applying the average exchange rate for the presented period to the prior year, which for Q1 2019 was 1.15 EUR/USD. We believe these non-GAAP financial metrics provide useful supplemental information to assess Ranpak’s organic operating performance on a period-by-period basis by eliminating the effect of currency volatility. Non-GAAP financial metrics should be viewed in addition to, and not in lieu of, Rack Holdings reported results prepared in accordance with GAAP. The corresponding GAAP metrics on a year over year basis are as follows:

Unaudited Preliminary Consolidated First Quarter 2019 Results (Presented on a GAAP Actual Currency Basis)
$ in 000’s	Three Months Ended March 31,
	2019	2018
Net sales	$66,083	$61,607	7%
Cost of sales	37,939	34,770	9%
Gross profit	28,144	26,837	5%
Research and development	864	425	103%

In addition, pro forma adjusted EBITDA, as set forth above, is a non-GAAP measure. Pro forma Adjusted EBITDA is earnings before interest expense, income taxes, depreciation and amortization plus other adjustments to exclude one-time expenses and include estimated public company costs and additions to the management team. We believe that pro forma adjusted EBITDA provides useful supplemental information to assess Ranpak’s operating performance and to evaluate period-by-period comparisons. This non-GAAP financial metric should be viewed in addition to, and not in lieu of, Rack Holdings’ reported results prepared in accordance with GAAP. Set forth below is a reconciliation of Adjusted EBITDA to Net Loss, the nearest GAAP equivalent.

Reconciliation of adjusted net sales and cost of sales
Currency: $ 000	Q1’19	Q1’18
Net sales	66,083	61,607
Pro-forma adjustments	-	(406)
Constant currency exchange	465	(2,084)
Adjusted net sales(1)	66,548	59,118
Cost of sales(2)	37,939	34,770
Pro-forma adjustments	-	(284)
Constant currency exchange	282	(1,135)
Adjusted cost of sales (at 1.15 constant currency)(2)	38,221	33,351
Adjusted gross profit (at 1.15 constant currency)(3)	28,327	25,767

Reconciliation of pro forma Adjusted EBITDA
Currency: $ 000	Q1’19	Q1’18
Net Loss	(3,371)	(6,781)
Depreciation & amortization	16,134	16,294
Interest	8,101	7,091
Income tax	(606)	(1,311)
Unrealized (gain)/loss on translation	(2,125)	2,998
Constant currency exchange	144	(710)
Non-cash impairment losses	153	296
M&A, restructuring and severance	839	1
PE sponsor costs	518	400
Other non-core and non-cash adjustments	367	641
Adjusted EBITDA(4)	20,153	18,919
Pro-forma e3Neo	-	(122)
Pro-forma public company costs	(729)	(729)
Pro-forma adjusted EBITDA(4)	19,425	18,069

(1)	Adjusted net sales is a non-GAAP measure. Adjusted net sales is net sales on a constant currency basis (€1.15 to $1 USD) plus other adjustments to account for a change in revenue recognition for e3neo in 1Q18.
(2)	Adjusted cost of sales is a non-GAAP measure. Adjusted cost of sales is cost of sales on a constant currency basis (€1.15 to $1 USD) plus other adjustments to account for change in revenue recognition for e3neo in 1Q18.
(3)	Adjusted gross profit is a non-GAAP measure. Adjusted gross profit is adjusted net sales less adjusted cost of sales.
(4)	Adjusted EBITDA and Pro forma Adjusted EBITDA are both non-GAAP measures. Adjusted EBITDA is earnings before interest expense, income taxes, depreciation and amortization plus other non-core and non-cash adjustments including recruiting fees and non-recurring professional fees. Pro forma Adjusted EBITDA is Adjusted EBITDA plus adjustments for one time expenses related to the e3neo acquisition and include estimated public company costs and additions to the management team.

About One Madison Corporation

One Madison is a special purpose acquisition company launched in 2018 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. One Madison began trading on NYSE in January 2018 and its Class A ordinary shares, units and warrants trade under the ticker symbols OMAD, OMAD.U, and OMAD.WS, respectively. One Madison is sponsored by One Madison Group LLC, an investment firm founded by Omar Asali, formerly President and Chief Executive Officer of HRG Group. One Madison’s investors and strategic partners include JS Capital and Soros Capital (the family offices of Jonathan Soros and Robert Soros, respectively), as well as entities managed by Blackstone Alternative Solutions L.L.C. On December 12, 2018, One Madison entered into a definitive agreement with affiliates of Rhône Capital, pursuant to which One Madison will combine with Ranpak.

About Ranpak Corp.

Founded in 1972, Ranpak’s goal was to create the first environmentally responsible system to effectively protect products during shipment. The development and improvement of materials, systems and total solution concepts have earned Ranpak a reputation as an innovative leader in e-commerce and industrial supply chain solutions. Ranpak is headquartered in Concord Township, Ohio and has approximately 550 employees.

Caution About Forward-Looking Statements

The information in this press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending transaction among One Madison Corporation (the “Company”), Rack Holdings L.P. and Rack Holdings Inc. (“Ranpak”) and the transactions contemplated thereby, and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, statements about: our ability to complete our initial business combination; our expectations around the performance of the prospective target business or business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination; our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination; the proceeds of the forward purchase shares being available to us; our potential ability to obtain additional financing to complete our initial business combination; our public securities’ potential liquidity and trading; the lack of a market for our securities; the use of proceeds not held in the trust account or available to us from interest income on the trust account balance; the trust account not being subject to claims of third parties; or our financial performance following this offering.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the initial business combination; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the initial business combination may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted against the Company, Ranpak or others following the announcement of the initial business combination and any definitive agreements with respect thereto; (4) the inability to complete the initial business combination due to the failure to obtain approval of the stockholders of the Company, to obtain financing to complete the initial business combination or to satisfy other conditions to closing in the definitive agreements with respect to the initial business combination; (5) changes to the proposed structure of the initial business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the initial business combination; (6) the ability to meet and maintain NYSE’s listing standards following the consummation of the initial business combination; (7) the risk that the initial business combination disrupts current plans and operations of Ranpak as a result of the announcement and consummation of the initial business combination; (8) costs related to the initial business combination; (9) changes in applicable laws or regulations; (10) the possibility that Ranpak or the Company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

Use of Non-GAAP Financial Measures

The information included in this press release includes non-GAAP financial measures for Rack Holdings, including net sales, cost of sales and gross profit on a constant currency basis, adjusted EBITDA and pro forma adjusted EBITDA. The Company and Rack Holdings believe presentation of these non-GAAP measures is useful because they allow management to more effectively evaluate its operating performance and compare the results of its operations from period to period and against its peers without regard to financing methods or capital structure. Management does not consider these non-GAAP measures in isolation or as an alternative to similar financial measures determined in accordance with GAAP. The computations of net sales, cost of sales and gross profit on a constant currency basis, adjusted EBITDA and pro forma adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, measures of financial performance as determined in accordance with GAAP or as indicators of operating performance.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information

In connection with the proposed acquisition, One Madison filed a registration statement on Form S-4 (File No. 333-230030) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, that is both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s equityholders in connection with the Company’s proposed domestication as a Delaware corporation in connection with the completion of the business combination. The Registration Statement has not yet been declared effective. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) at One Madison’s website at http://www.onemadisoncorp.com/corporate-governance--investor-relations.html or by contacting One Madison’s investor relations department via e-mail at info@onemadisongroup.com.

Participants in the Solicitation

One Madison and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from One Madison’s stockholders with respect to the proposed acquisition. Information about One Madison’s directors and executive officers and their ownership of One Madison’s common stock is set forth in One Madison’s filings with the SEC, including (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed on February 28, 2019 and (ii) the Registration Statement on Form S-4 initially filed on March 1, 2019, as amended on April 8, 2019. Stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed acquisition, including the interests of One Madison’s directors and executive officers in the proposed acquisition, which may be different than those of One Madison’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed acquisition, which will be filed with the SEC.